

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2015

Via E-mail
Michael I. German
President and Chief Executive Officer
Corning Natural Gas Holding Corporation
330 W. William Street
Corning, New York 14830

> **Re:** **Corning Natural Gas Holding Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed December 23, 2014**
> **File No. 333-190348**

Dear Mr. German:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Liquidity and Capital Resources, page 11

1. Reference is made to the third paragraph on page 44 and the first paragraph on page 47 which discuss Gas Company's debt covenants. We also note that your gas distribution business is under the jurisdiction of the NYPSC. Please tell us if the debt covenants and/or rules imposed by the NYPSC restrict the net assets of your subsidiaries. If so, please tell us your consideration of discussing the nature of the restrictions on your subsidiaries net assets, the amount of those net assets, and the potential impact on your liquidity. Refer to Item 303(a) and Instruction 5 of Regulation S-K.

Consolidated Financial Statements, page 29

Consolidated Statements of Income and Comprehensive Income, page 32

2. Please present the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, in this statement or disclose such information in the notes to the financial statements. Refer to ASC 220-10-45-12.

Notes to Consolidated Financial Statements, page 35

(1) Summary of Significant Accounting Policies, page 35

3. Please disclose the general information regarding segments pursuant to ASC 280-10-50-21, including the treatment of Corning Natural Gas Appliance Corporation. Please show us the planned disclosure in your response to this comment.

(q) Stock Based Compensation, page 39

4. Please tell us your basis for applying a 25% discount to the fair value of your common stock to estimate the fair value of restricted shares issued to directors, and why the 25% discount is considered reasonable under the circumstances. In doing so, please tell us your consideration of ASC 718-10-55-5 which states that, "if shares are traded in an active market, post-vesting restrictions may have little, if any, effect on the amount at which the shares being valued would be exchanged." In addition, please tell us whether restricted shareholders are entitled to dividends, and if not, how the lack of dividend rights is considered in your valuation of restricted shares.

5. Please disclose how you estimated the fair value of restricted stock awards granted to officers disclosed in the second paragraph. In addition, please tell us your basis for determining the fair value of shares sold to Leatherstocking Gas Company based on the closing price of your common stock on the 20th business day after quarter end.

(5) Regulatory Matter, page 42

6. Please tell us your consideration of disclosing the amount and nature of material balances included in the deferred rate case reconciliations totals.

(6) Long-term Debt, page 43

7. Please tell us how you accounted for the September 3, 2013 debt refinancing of approximately $7.8 million with M&T Bank and the basis in GAAP for your accounting.

(11) Pension and Other Post-Retirement Benefit Plans, page 50

8. Please show us how to reconcile the amounts disclosed in this note to amounts presented in the consolidated statements of cash flows.

9. Reference is made to the last sentence in the third paragraph on page 53 in which you disclose that the net effect of changes in assumptions decreased your pension benefit obligation by $759,000. Please reconcile this change to the table of the change in benefit obligations on page 51 which discloses a $1.3 million increase to your pension benefit obligation attributable to actuarial losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Firouzeh Sarhangi
        Chief Financial Officer